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                        Dynavax Technologies Corporation
                                717 Potter Street
                           Berkeley, California 94710

                                 April 23, 2001



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-1004

         Re:   Dynavax Technologies Corporation
               Request to Withdraw Registration Statement on Form S-1 (File No. 333-51296)

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Dynavax Technologies Corporation, a Delaware corporation (the "Company"), hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-51296) together with all exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2000.

         The Registration Statement was filed in connection with the proposed initial public offering of the Company's common stock, $0.001 par value per share (the "Common Stock"). The Company has determined that it will not proceed with the registration and sale of the Common Stock as contemplated in the Registration Statement. Because the Company will not proceed with the proposed offering, the Company's board of directors and management believe that withdrawal of the Registration Statement is appropriate.

         The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

         The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.


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Securities and Exchange Commission
April 23, 2001
Page Two


          If you have any questions regarding this application for withdrawal, please contact John Campbell, Esq. of Morrison & Foerster LLP, legal counsel to the Company, at (415) 268-7197.

                                 Sincerely,

                                 Dynavax Technologies Corporation



                                 By: /s/ Dino Dina, M.D.
                                     ----------------------------------
                                     Dino Dina, M.D.
                                     President and Chief Executive Officer


Enclosures

cc:   John Campbell, Esq. - Morrison & Foerster LLP
      William J. Cernius - Latham & Watkins